

April 30, 2012

<u>Via E-mail</u>
Mark S. Mednansky
Chief Executive Officer
Del Frisco's Restaurant Group, LLC
930 S. Kimball Ave., Suite 100
Southlake, TX 76092

> **Re: Del Frisco's Restaurant Group, LLC**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 16, 2012**
> **File No. 333-179141**

Dear Mr. Mednansky:

We have reviewed your responses to the comments in our letter dated February 17, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;

    - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - Your election under Section 107(b) of the Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2. We note that you intend to file a number of exhibits, including the underwriting agreement, registration rights agreement and legality opinion, with future amendments. Please allow sufficient time for review as we may have comments upon review of the exhibits.

3. We note your response to our prior comment 2. Please revise to state that the selling stockholder may be deemed an underwriter.

4. We note your response to our prior comment 5 and reissue in part. Please revise to remove marketing terms such as "premium concepts" and "energetic." Please also provide to us a more detailed basis for your statements regarding "industry-leading operating margins." In this regard, we note that you have provided us comparisons to three other restaurant chains. However, we note that you have other competitors, including competitors that are not public companies. In the alternative, please delete this statement.

5. In this regard, we also note the statement "industry-leading AUVs" throughout the prospectus. Please provide us a basis for this statement or please delete the statement.

6. Please delete the statement on pages 2 and 61 that your operating model "has proven successful" and the phrase "ensure unsurpassed quality" on page 67.

7. Please provide us a basis for the statements "[w]e are an innovator in developing, creating and evolving energetic, high-AUV concepts" on pages 3 and 62 and "disciplined operating structure and cost controls" on pages 3 and 61. It appears that your company is not the first fine dining steakhouse restaurant company. Please also revise to state these as the belief of management.

Prospectus Summary, page 1

Our Company, page 1

8. We note your response to our prior comment 12. We continue to believe that you should refrain from referring to your customers as "guests" in this registration statement. Please refrain from doing so.

Our Business Strengths, page 2

Multiple Top Performing Concepts with an Expanding National Platform, page 2

9. We note your response to our prior comment 15. Please revise to explain the basis for your belief that your New York Del Frisco's location is the highest grossing restaurant in the steakhouse industry. Please discuss the fact that this is based on 2009 data which excludes chains with more than 5 restaurants. Please also disclose the number of comparable participants that are tracked in the 2009 report.

Premium Concepts with Complementary Market Positions, page 3

10. We note your response to our prior comment 16. Please revise the last sentence in this section to state this as your belief. In the alternative, please remove this statement.

Our Growth Strategy, page 4

Pursue Disciplined New Unit Expansion, page 4

11. We note your response to our prior comment 39. We were unable to locate the revision on page 63 explaining what you mean by "complementary market positioning." Please revise here to explain to investors what you mean by "complementary market positioning."

Our Equity Sponsor, page 5

12. We note your response to our prior comments 20, 21, and 22, and we reissue the comments. It appears that the summary discussion of your equity sponsor is not appropriately balanced. In this regard, please revise to disclose potential conflicts of interest as noted in our prior comment 20, your lease guarantees for affiliates of Lone Star Fund as mentioned in our prior comment 20, the $3 million payment to Lone Star fund as discussed in prior comment 21, the majority control that Lone Star Fund will exert after this offering as discussed in our prior comment 21, and

the transaction bonus to Messrs. Mednansky and Pennison in connection with the offering, as noted in our prior comment 22.

Risk Factors, page 12

Negative publicity relating to the consumption of beef, page 16

13. We note that recently the USDA confirmed one case of mad cow disease found in a dairy cow in California. Please revise to update this risk factor as appropriate.

The terms of our credit facility, page 22

14. We note your response to our prior comment 31. We note your disclosure here that as of December 27, 2011 you were in compliance with your debt covenant tests and that your restaurant-level EBITDA was approximately $7.2 million. The amount appears to be less than the $30.0 million minimum required by your credit facility and the $47.2 million disclosed on page 54. Please advise.

Certain of our executive officers will have personal interests in the Offering, page 27

15. We note that certain of your officers will receive options to purchase shares of your common stock. When the information becomes available, please revise here to disclose the number of options that you plan to issue in connection with your planned public offering.

Use of Proceeds, page 34

16. We note your response to our prior comment 34. Once your estimated offering proceeds are determinable, please revise to present the $3.0 million one-time payment to Lone Star Fund in a pro forma balance sheet that is presented alongside the Company's historical balance sheet as of the latest period presented.

Contractual Obligations, page 54

17. The amounts of your debt obligations due in one to three years of $4,375 and due in three to five years of $62,625 do not equal the amount reflected in the "total" column of this table of $70,000. Please revise so that the total debt maturities reflected in the table equal the amount reflected in the "total" column.

Properties, page 65

18. We note your response to our prior comment 11. Please revise page 65 to define "high-volume."

19. Please revise to remove "highly" tenured to describe your managers.

Transaction Bonus, page 89

20. We note your response to our prior comment 47 but do not believe that the revisions made to the registration statement were responsive to our prior comment. Since an expense will be required to be recognized by the Company if the bonus payment are required as a result of the Company's planned public offering, we continue to believe that MD&A should be revised to discuss the nature and amounts of the expense that will be incurred by the Company as a result of such bonus arrangement. As requested in our prior comment, please revise MD&A to disclose the amount of the transaction bonuses that MR. Mednansky and Mr. Pennison will receive in connection with your planned public offering and disclose your planned accounting treatment for these bonus arrangements in your consolidated financial statements.

Note (4) Related Party Transactions
Long-Term Incentive Equity Compensation

21. We note your response to our prior comment 46 which indicates that no expense was recorded in connection with the purchase of Mr. Howie's Class B and Class C interests in LSF5 Wagon Holdings LLC because all repurchased interests were fully vested at the date of repurchase. With regard to the repurchase of such shares, please also confirm and revise page F-16 to disclose, if applicable, that the repurchase price for these shares did not exceed the fair value of the shares repurchased. Refer to the guidance outlined in ASC 718-20-35.

Note (10) Litigation, page F-23

22. We note from your response to our prior comment 59 that the Company believes that the settlement reached with dissenting shareholders during 2009 demonstrates a clear and direct link to the purchase price in the Acquisition and therefore the settlement may be more appropriately accounted for as an adjustment to the purchase price rather than as an expense. Based on your response and the disclosures provided in Note 10, we do not believe the litigation settlement described in Note 10 has a clear and direct link to the purchase price or agreement since it does not appear to directly challenge or enforce any terms of the purchase agreement. Please note that it is our position that an acquirer's costs of settling legal claims of former shareholders of an acquired entity that arise from a business combination are not pre-acquisition contingencies. Therefore, the staff has generally concluded that legal claim costs should be recorded as an expense in the income statement when incurred and that the determination of when the claim has been incurred should be made in accordance with ASC 450. Furthermore, as the settlement occurred over two years after the acquisition was completed and

therefore significantly after the end of any allocation period, we believe the additional amounts paid should not be reflected as an adjustment of the purchase price. Please note that we do not agree with the Company's conclusion that such amounts are similar to additional consideration paid based on an earn out provision since such payment terms are provided for in the purchase contract and these settlement payments were not. Please revise your financial statements accordingly.

23. In a related matter we note from the disclosure included in Note 10 that in connection with the Acquisition, the Company initially recorded a liability equal to the purchase price per share of $27.35 or an aggregate of $32,793, including estimated legal defense costs at the date of Acquisition. Please tell us the amount of legal defense costs included in this liability and explain how these estimated legal defense costs were accounted for at the date of the acquisition.

Note 14. Subsequent Events, page F-25

24. We note that on February 1, 2012, the Company entered into an agreement to terminate a license agreement with the licensee operating a Del Frisco's in Orlando, Florida, effective June 1, 2013. The original licensing agreement has been amortized over the expected term of the agreement, and has a remaining book value of $744 as of December 27, 2011. Under the agreement, in exchange for the Company surrendering its right to receive licensing fees from January 1, 2012 through June 1, 2013 and making a one-time $25 payment to the licensee, the Company will have the rights to open and operate any of its restaurants in the three counties that make up the Orlando GMA no earlier than January 1, 2015. We also note that you expect to account for this as an exchange of non-monetary assets, for which you have concluded that the fair value of the asset surrendered approximates its book value and therefore no gain or loss will be recorded on the exchange.   Advise us and revise your disclosure to describe the assumptions used to determine that the fair value of the asset surrendered approximates its book value and therefore no gain or loss will be recorded on the exchange. We may have further comment upon reviewing your response.

Note 15. Other, page F-26

25. We note your response to our prior comment 50. We also note the disclosure on page 46 which indicates that Lone Stone Fund will only have significant influence over your operations following the offering whereas the disclosure on page F-26 of the financial statements indicates that Lone Star Fund will control the Company. Please revise to clarify whether Lone Star Fund will have the ability to control the Company following completion of the offering or will only have the ability to significantly influence its operations. Your revised disclosure should

also indicate the expected percentage ownership that Lone Star Fund will hold following completion of the offering.

Other

26. We note your response to our prior comment 60 and your revised disclosures. When the information becomes available, please disclose the number and expected terms of the options that the company plans to issue in connection with its planned public offering.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Jeffrey A. Chapman
       Gibson, Dunn & Crutcher LLP